Royal Bank of Canada	Free Writing Prospectus dated July 28, 2023 Relating to Preliminary Pricing Supplement MSELN547-BSKT, dated July 28, 2023; Registration Statement No. 333-259205; Filed pursuant to Rule 433

PLUS Based on a Basket of Three Common Equity Securities due February 5, 2025
Performance Leveraged Upside SecuritiesSM
Principal at Risk Securities
This document provides a summary of the terms of the PLUS. Investors must carefully review the accompanying preliminary pricing supplement referenced below, the prospectus supplement and the prospectus, and the “Risk Considerations” on the following page, prior to making an investment decision.

Summary Terms
Issuer:	Royal Bank of Canada
Basket:
An equally weighted basket consisting of three common stocks: American Express Company (AXP), Nabors Industries Ltd. (NBR) and United Airlines Holdings, Inc. (UAL). Each basket component will have a 1/3 component weight.

Stated principal amount:	$1,000 per PLUS
Issue price:	$1,000 per PLUS
Pricing date:	July 31, 2023
Original issue date:	August 3, 2023 (3 business days after the pricing date)
Valuation date:	January 31, 2025, subject to adjustment for non-trading days and certain market disruption events
Maturity date:	February 5, 2025
Payment at maturity per PLUS[1]:
For each $1,000 PLUS:
If the final basket value is greater than or equal to the initial basket value,
$1,000 + [$1,000 × (leverage factor × basket return)]
In no event will the payment at maturity exceed the maximum payment at maturity.
If the final basket value is less than the initial basket value,
$1,000 + ($1,000 × basket return)
This amount will be less than the stated principal amount of $1,000. You will lose some or all of the principal amount if the final basket value is less than the initial basket value.

Maximum payment at maturity:	$1,377.50 per PLUS (137.75% of the stated principal amount)
Leverage factor:	300%
Basket return:	(final basket level – initial basket level) / initial basket level
Initial basket value:	Set to 100 on the pricing date.
Final value:	100 × [1 + (sum of the basket component return multiplied by the respective component weighting for each basket component)]
Basket component return:	The percentage increase or decrease in the value of each basket component, as described in the preliminary pricing supplement.
CUSIP/ISIN:	78016NRC3 / US78016NRC38
Preliminary pricing supplement:	sec.gov/Archives/edgar/data/1000275/000114036123036681/brhc20056583_fwp.htm
Hypothetical Payout at Maturity1

Change in Basket Return	Return on the PLUS
+30.000%	37.75%
+20.000%	37.75%
+12.583%	37.75%
+10.000%	30.00%
+5.000%	15.00%
0.000%	0.00%
-10.000%	-10.00%
-20.000%	-20.00%
-30.000%	-30.00%
-40.000%	-40.00%
-50.000%	-50.00%
-60.000%	-60.00%
-80.000%	-80.00%
-100.000%	-100.00%

Royal Bank of Canada has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-877-688-2301.
The Basket
For more information about the basket, including historical performance information, see the accompanying preliminary pricing supplement.

1 All payments are subject to our credit risk.

Royal Bank of Canada	Free Writing Prospectus dated July 28, 2023 Relating to Preliminary Pricing Supplement MSELN547-BSKT, dated July 28, 2023; Registration Statement No. 333-259205; Filed pursuant to Rule 433

Risk Considerations
The risks set forth below are discussed in more detail in the “Risk Factors” section in the accompanying preliminary pricing supplement. Please review those risk factors carefully prior to making an investment decision.
Risks Relating to the Terms and Structure of the PLUS
•	The PLUS do not pay interest or guarantee return of principal. Investors may lose all or a portion of their initial investment in the PLUS.
•	The appreciation potential of the PLUS is limited by the maximum payment at maturity.
•	The amount payable on the PLUS is not linked to the value of the basket at any time other than the valuation date.
•	Changes in the prices of the basket components may offset each other.
•	The PLUS are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the PLUS.
•	Significant aspects of the tax treatment of the PLUS are uncertain.
Risks Relating to the Secondary Market for the PLUS
•	The market price of the PLUS will be influenced by many unpredictable factors.
•	The PLUS will not be listed on any securities exchange and secondary trading may be limited.
Risks Relating to the Initial Estimated Value of the PLUS
•	The initial estimated value of the PLUS, which is expected to be between $903.16 and $953.16 per PLUS, is less than the price to the public.
•	Our initial estimated value of the PLUS is an estimate only, calculated at the time the terms of the PLUS are set.
Risks Relating to the Basket Components
•	Investing in the PLUS is not equivalent to investing in the basket components.
•	We have no affiliation with the issuers of the basket components.
•	Historical prices of the basket components should not be taken as an indication of their respective future values during the term of the PLUS.
•	You must rely on your own evaluation of the merits of an investment linked to the basket components.
Risks Relating to Conflicts of Interest
•	We or our affiliates may have adverse economic interests to the holders of the PLUS.
•	Hedging and trading activity by us and our subsidiaries could potentially adversely affect the value of the PLUS.
•	Our business activities may create conflicts of interest.
•	The calculation agent, which is our subsidiary, will make determinations with respect to the PLUS, which may create a conflict of interest.
•	The antidilution adjustments that the calculation agent is required to make do not cover every event that could affect a basket component.

Tax Considerations
You should review carefully the discussion in the accompanying preliminary pricing supplement under the caption “Supplemental Discussion of U.S. Federal Income Tax Consequences” concerning the U.S. federal income tax consequences of an investment in the PLUS, and you should consult your tax adviser.